UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: April 28, 2011

Makita Corporation

Consolidated Financial Results

for the year ended March 31, 2011

(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”

originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS

FOR THE YEAR ENDED MARCH 31, 2011 (Unaudited)

April 28, 2011

Makita Corporation

Stock code: 6586

URL: http://www.makita.co.jp/

Masahiko Goto, President, Representative Director & CEO

1. Summary operating results of the year ended March 31, 2011 (From April 1, 2010 to March 31, 2011)

(1) CONSOLIDATED OPERATING RESULTS

	Yen (million)
	For the year ended March 31, 2010		For the year ended March 31, 2011
		%		%
Net sales	245,823	(16.4)	272,630	10.9
Operating income	30,390	(39.3)	41,909	37.9
Income before income taxes	33,518	(24.6)	42,730	27.5
Net income attributable to Makita Corporation	22,258	(33.1)	29,905	34.4
Comprehensive income	22,908	—	17,312	(24.4)

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	161.57		217.08
Ratio of net income attributable to Makita Corporation to shareholders’ equity	7.7%		9.9%
Ratio of income before income taxes to total assets	9.8%		11.8%
Ratio of operating income to net sales	12.4%		15.4%

Notes:

1.	Amounts of less than one million yen have been rounded.
2.

The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

3.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): NIL

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of March 31, 2010	As of March 31, 2011
Total assets	349,839	372,507
Total equity	299,673	309,678
Total Makita Corporation shareholders’ equity	297,207	307,149
Total Makita Corporation shareholders’ equity ratio to total assets (%)	85.0%	82.5%

	Yen
Total Makita Corporation shareholders’ equity per share	2,157.42	2,229.63

(3) CONSOLIDATED CASH FLOWS
	Yen (million)
	For the year ended March 31, 2010	For the year ended March 31, 2011
Net cash provided by operating activities	57,126	19,617
Net cash used in investing activities	(17,668)	(19,334)
Net cash used in financing activities	(9,114)	(7,355)
Cash and cash equivalents, end of year	62,290	51,833

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Dividend Information

	Yen
	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ending March 31, 2012 (Forecast)
Cash dividend per share:
Interim	15.00	15.00	15.00
Year-end	37.00	51.00	(Note	)
Total	52.00	66.00	(Note	)

	Yen (million)
Total cash dividend	7,164	9,092	—
Dividend payout ratio (%)	32.2%	30.4%	—
Dividend to shareholders’ equity ratio (%)	2.5%	3.0%	—

Note:

While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 3.

3. Consolidated Financial Performance Forecast for the year ending March 31, 2012 (From April 1, 2011 to March 31, 2012)

	Yen (million)
	For the six months ending September 30, 2011		For the year ending March 31, 2012
		%		%
Net sales	141,900	6.0	285,000	4.5
Operating income	23,000	5.3	45,000	7.4
Income before income taxes	23,400	7.6	45,800	7.2
Net income attributable to Makita Corporation	16,400	8.5	31,900	6.7

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	119.05		231.57

4. Other

(1)	Changes in important subsidiaries for the year (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Changes in principle, procedure and representation of the accounting policies concerning consolidated financial statements preparation: No

(3)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of March 31, 2011:	140,008,760
	As of March 31, 2010:	140,008,760
2. Number of treasury stock:	As of March 31, 2011:	2,251,061
	As of March 31, 2010:	2,248,358
3. Average number of shares outstanding:	For the year ended March 31, 2011	137,759,272
	For the year ended March 31, 2010	137,762,051

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

Information regarding audit

This consolidated financial results report is not subject to an audit stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the audit under the Financial Instruments and Exchange Act has not been completed.

Explanation regarding proper use of business forecasts, and other significant matters

1.

     Regarding the assumptions for the forecasts and other matters, refer to 1.Operating results (2) Outlook for the year ending March 31, 2012, on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of various factors above and other, actual results may vary from the forecasts provided above.

2.

     Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

     The Board of Directors plans to meet in April 2012 for a report on earnings for the year ending March 31, 2012. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2012.

     The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

1. OPERATING RESULTS

1. Operating results

(1) Outline of operations results for the year ended March 31, 2011

In the year ended March 31, 2011, economic conditions in major countries in Western Europe have shown a recovery trend, including Germany that has enjoyed favorable exports due to the depreciation of the euro. Russian economy has also been in good condition thanks to a rise in crude oil prices. In the United States, although investments in building-related businesses such as housing remained sluggish, economy has shown moderate signs of recovery, as exemplified by a gradual improvement in consumer spending. In Asia and Latin America, favorable exports and rising domestic demands have ensured continuing robust economic growth. In Japan, while housing starts exceeded the previous year’s level, public investment has remained on a weak note, falling short of bringing about full-fledged recovery. Moreover, the Great Eastern Japan Earthquake that hit our country in March, 2011, has inflicted enormous damage, profoundly affecting the Japanese economy.

Against the backdrop of these economic conditions, the global demand for power tools grew robustly in emerging countries and recovered to the level before the recent worldwide recession in many developed countries, bringing about an overall steady increase in demands.

Under these circumstances, in development side, Makita continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In production side, we strengthened our quality control system to continuously produce high-quality brands, while responding to a rapid recovery in demand in a prompt and flexible manner. In sales side, we started full-scale sales operation in Portugal in October 2010. We also built new buildings of our subsidiaries in Germany and Switzerland, thereby enhancing their customer service function such as a training space. Through these steps, we strove to maintain and improve our system of providing sales and after-sales services from immediate proximity to the customers, which had already been our forte.

Meanwhile, to strengthen our global production structure, we established Makita Manufacturing (Thailand) Co., Ltd. in March 2011, which is to become our second Asian plant next to that in China. With the aim of intensifying Makita’s supply capacities to the Southeast Asian market where demand is growing, the construction of the Thai plant is scheduled to begin in June this year to start production by July 2012.

Our consolidated net sales for this year increased by 10.9% from the previous year to 272,630 million yen. This was because the global demand for power tools has been on a recovery track, although the stronger yen against other major currencies resulted in a decline in sales. Operating income increased 37.9% to 41,909 million yen (operating income ratio: 15.4%). This increase was mainly due to the increased sales and the decreased selling, general, administrative and others, net. Income before income taxes increased by 27.5% to 42,730 million yen (income before income taxes ratio: 15.7%). Net income attributable to Makita Corporation increased by 34.4% to 29,905 million yen (net income attributable to Makita Corporation ratio: 11.0%).

Net Sales results by region were as follows:

Net sales in Japan increased by 7.9% from the previous year to 46,065 million yen. This was because of the favorable sales of such expanded product lines as lithium-ion battery products and high-pressure pneumatic tools.

Net sales in Europe increased by 6.3% from the previous year to 115,977 million yen. This was due to steady demands in Western countries such as Germany and the U.K. as well as the recovery of sales in Russia.

Net sales in North America increased by 7.5% from the previous year to 37,111 million yen. This was primarily because of boosted sales in the United States during the Christmas selling season.

Net sales in Asia increased by 25.6% from the previous year to 23,073 million yen, supported by the steady recovery of demands in China and Southeast Asian countries.

Net sales in other regions grew strongly mainly due to economic recovery resulting from the increased natural resource prices. Net sales in Central and South America increased by 33.3% to 20,295 million yen; sales in Oceania increased by 17.3% to 15,383 million yen; and sales in the Middle East and Africa increased by 15.1% to 14,726 million yen.

(2) Outlook for the year ending March 31, 2012

Regarding the future forecast, competition among companies is expected to intensify due to modest recovery of demand in developed countries. In emerging countries in Asia and other regions where construction demands are continuously expected in housing and others, markets with a strong orientation toward low-price products are likely to emerge. With trends in raw material prices and the foreign exchange market being unpredictable, Makita is expected to continue facing a challenging business environment.

Based on these forecasts, Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly, earth-conscious power tools and gardening equipment. It will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. Sales activities to professional users will be promoted. In addition, aggressive activities will be pursued to maintain and improve our No. 1 sales and after-sales service system in the industry.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

Makita will strive to maintain a solid financial position enabling it to implement these measures, which, we believe, will lead to enhancing customer satisfaction and raising Makita’s position in the industry, resulting, in turn, in the improvement of its corporate value.

In projecting the operational results for the next year, we use the following assumptions:

·	Recovery in developed countries will remain moderate.
·	The potential demand is strong and growth is expected in emerging markets.
·	Raw material prices will become higher compared with the current year.

To cope with these assumed conditions, Makita will:

·	Strengthen its R&D and product development capabilities with respect to environmentally friendly power tools and gardening equipment;
·	Continue expanding and rolling out each product line as a series;
·	Implement production cost-saving measures, taking advantage of its global production organizations; and
·	Strive to improve its marketing and brand power by fine-tuned response to customer needs and further improved after-sales service.

On the basis of above measures, Makita forecasts the following performance for the year ending March 31, 2012.

Consolidated Financial Performance Forecast for the Year Ending March 31, 2012

	Yen (million)
	For the six months ending September 30, 2011	For the year ending March 31, 2012
Net sales	141,900	285,000
Operating income	23,000	45,000
Income before income taxes	23,400	45,800
Net income attributable to Makita Corporation	16,400	31,900

Assumption:

The above forecast is based on the assumption of exchange rates of 83 yen to U.S. dollar and 118 yen to the euro.

(Reference):

The actual exchange rate for the year ended March 31, 2011 was 85.7 yen to the U.S. dollar and 113.1 yen to the euro.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation where such objectives will be achieved.

2. Financial position

(1) Analysis on assets, liabilities and total assets

Total assets as of the end of the year increased by 22,668 million yen compared to the previous year to 372,507 million yen. This is mainly because of an increase in inventories resulting from a production increase in response to the recovery of demand.

Total liabilities at the end of the year increased by 12,663 million yen compared to the previous year to 62,829 million yen. This is mainly because of an increase in trade notes and accounts payable resulting from an increased purchase of raw materials, etc.

Shareholders’ equity at the end of the year increased by 10,005 million yen compared to the previous year to 309,678 million yen. The principal factor for this increase was an increase in retained earnings.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Analysis on cash flows and financial ratios

Total cash and cash equivalents at the end of the year amounted to 51,833 million yen, decreased by 10,457 million yen compared to the end of the previous year.

(Net Cash Provided by Operating Activities)

Cash collected from customers increased due to an increase in sales. However, net cash provided by operating activities was 19,617 million yen (57,126 million yen for the previous year) because cash paid for purchases of parts and raw materials increased as a result of production increase.

(Net Cash Used in Investing Activities)

Net cash used in investing activities was 19,334 million yen (17,668 million yen for the previous year) due to capital expenditures, purchases of marketable securities and other factors.

(Net Cash Used in Financing Activities)

Net cash used in financing activities totaled 7,355 million yen (9,114 million yen for the previous year). Cash was used mainly for payments of dividends to shareholders.

(Reference)

Trend information of financial ratios

	As of (year ended) March 31,
	2007	2008	2009	2010	2011
Ratio of operating income to net sales	17.2%	19.6%	17.0%	12.4%	15.4%
Equity ratio	82.1%	81.9%	84.2%	85.0%	82.5%
Equity ratio based on a current market price	170.4%	116.4%	90.0%	121.3%	143.1%
Interest-bearing liabilities to net cash provided by operating activities (years)	0.1	0.1	0.0	0.0	0.0
Interest coverage ratio (times)	102.4	108.8	95.6	984.9	400.3

Definitions:

Operating income to net sales ratio: operating income/net sales

Equity ratio: shareholders’ equity/total assets

Equity ratio based on a current market price: total current market value of outstanding shares/total assets

Interest-bearing liabilities to net cash provided by operating activities

    : interest-bearing liabilities /net cash inflow from operating activities

Interest coverage ratio: net cash inflow from operating activities/interest expense

Notes:

1.	All figures are calculated based on a consolidated basis.
2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)
3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. Basic policy regarding profit distribution and cash dividend for the fiscal 2011 and 2012

Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

Our forecast for dividends is as follows;

	For the year ended March 31, 2011 (Result and Forecast)	For the year ending March 31, 2012 (Forecast)
Cash dividend per share:
Interim	15.00 yen	15.00 yen
Year-end	51.00 yen	(Note)
Total	66.00 yen	(Note)
Notes:

The Board of Directors plans to meet in April 2012 for a report on earnings for the year ending March 31, 2012. At such time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2012. However, if certain special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. GROUP STRUCTURE

Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) mainly manufacture and sell portable electric power tools. Makita is comprised of the Company and 49 consolidated subsidiaries.

Group Structure of Makita is outlined as follows;

Outside Customers
Overseas sales subsidiaries: 38
Makita U.S.A. Inc.
Makita Canada Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Nederland B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 24
Domestic
Makita Corporation
Sales and manufacturing subsidiaries
Makita Numazu Corporation
(Manufacture and sales of garden equipment)
Other subsidiaries: 1
Overseas sales and manufacturing subsidiaries: 3
Dolmar GmbH (Germany)
(Manufacture and sales of garden equipment)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 5
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd.
Makita EU S.R.L. (Romania)
Makita Manufacturing (Thailand) Co., Ltd.
Commencement of production: July 2012
Other overseas subsidiaries: 1
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Supply finished goods
Supply parts

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. MANAGEMENT POLICIES

1. Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, Makita has established strategic business approaches and quality policies such as “A management approach in symbiosis with society” “Managing to take good care of our customers,” “Proactive, sound management” and “Emphasis on trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” Makita aims to generate solid profitability so that Makita can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies where Makita operates.

2. Target Management Indicators

Makita believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. Makita’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.

3. Medium-to-Long-Term Management Strategy

Makita aims to establish high brand recognition and become a “Strong Company” capable of acquiring and maintaining the top market share as an international total supplier of power tools for professional use, pneumatic tools, gardening equipment and other tools in each international region. To achieve these objectives, we will put focus on maintaining and expanding our efforts to develop new products that guarantee great satisfaction to professional users, our global production structure realizing both high quality and cost competitiveness at the same time, and the best marketing and after-sale service structure of the power tools industry in Japan and in international regions.

In order to carry out this management strategy, Makita is focusing its management resources on the professional-use tool category, while maintaining its strong financial position that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.

4. Preparing for the Future

Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment. It will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. Sales activities to professional users will be promoted. In addition, activities to maintain and improve our No. 1 sales and after-sales service system in the industry will be aggressively promoted. We strive to improve our corporate value.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

4. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Condensed Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2010		As of March 31, 2011
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	62,290		51,833
Time deposits	8,383		15,719
Short-term investments	33,639		33,555
Trade receivables-
Notes	2,214		1,914
Accounts	43,680		46,785
Less- Allowance for doubtful receivables	(1,010)		(935)
Inventories	88,811		110,595
Deferred income taxes	6,434		6,039
Prepaid expenses and other current assets	9,356		9,990

Total current assets	253,797	72.6%	275,495	74.0%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,050		20,065
Buildings and improvements	70,668		72,201
Machinery and equipment	74,652		73,195
Construction in progress	2,257		1,369

	166,627		166,830
Less- Accumulated depreciation	(93,427)		(94,792)

Total net property, plant and equipment	73,200	20.9%	72,038	19.3%

INVESTMENTS AND OTHER ASSETS:
Investments	15,166		17,069
Goodwill	721		721
Other intangible assets, net	4,664		4,595
Deferred income taxes	1,611		1,403
Other assets	680		1,186

Total investments and other assets	22,842	6.5%	24,974	6.7%

Total assets	349,839	100.0%	372,507	100.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2010		As of March 31, 2011
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	385		868
Trade notes and accounts payable	18,359		25,691
Other payables	5,089		4,386
Accrued expenses	4,694		6,125
Accrued payroll	6,835		7,543
Income taxes payable	1,722		4,317
Deferred income taxes	40		112
Other current liabilities	5,337		7,183

Total current liabilities	42,461	12.1%	56,225	15.1%

LONG-TERM LIABILITIES:
Long-term indebtedness	544		19
Accrued retirement and termination benefits	3,778		3,128
Deferred income taxes	677		746
Other liabilities	2,706		2,711

Total long-term liabilities	7,705	2.2%	6,604	1.8%

Total liabilities	50,166	14.3%	62,829	16.9%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,420
Legal reserve	5,669		5,669
Retained earnings	270,790		293,532
Accumulated other comprehensive income (loss)	(42,032)		(54,824)
Treasury stock, at cost	(6,445)		(6,453)

Total Makita Corporation shareholders’ equity	297,207	85.0%	307,149	82.5%

NONCONTROLLING INTEREST	2,466	0.7%	2,529	0.6%

Total equity	299,673	85.7%	309,678	83.1%

Total liabilities and equity	349,839	100.0%	372,507	100.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Condensed Consolidated Statements of Income

	Yen (millions)
	For the year ended March 31, 2010		For the year ended March 31, 2011
	Composition ratio		Composition ratio
NET SALES	245,823	100.0%	272,630	100.0%
Cost of sales	149,938	61.0%	167,851	61.6%

GROSS PROFIT	95,885	39.0%	104,779	38.4%
Selling, general, administrative and others, net	65,495	26.6%	62,870	23.0%

OPERATING INCOME	30,390	12.4%	41,909	15.4%

OTHER INCOME (EXPENSES):
Interest and dividend income	881		1,313
Interest expense	(71)		(33)
Exchange gains (losses) on foreign currency transactions, net	2,044		(591)
Realized gains (losses) on securities, net	274		132

Total	3,128	1.2%	821	0.3%

INCOME BEFORE INCOME TAXES	33,518	13.6%	42,730	15.7%

PROVISION FOR INCOME TAXES:
Current	8,760		11,094
Deferred	2,192		1,365

Total	10,952	4.4%	12,459	4.6%

NET INCOME	22,566	9.2%	30,271	11.1%
Less: Net income attributable to the noncontrolling interest	(308)	(0.1)%	(366)	(0.1)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	22,258	9.1%	29,905	11.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)	Yen (millions)

	For the year ended March 31, 2010
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total
Beginning balance	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746
Purchases and disposal of treasury stock, net						(10)		(10)
Cash dividends				(8,955)			(197)	(9,152)
Capital transactions and other							181	181
Comprehensive income (loss)
Net income				22,258			308	22,566	22,258	308	22,566
Foreign currency translation adjustment					(2,931)		(87)	(3,018)	(2,931)	(87)	(3,018)
Unrealized holding gains (losses) on available-for- sale securities					2,430			2,430	2,430		2,430
Pension liability adjustment					930			930	930		930
Total comprehensive income (loss)									22,687	221	22,908
Ending balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673

	Yen (millions)
	For the year ended March 31, 2011
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total
Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673
Purchases and disposal of treasury stock, net						(8)		(8)
Cash dividends				(7,163)			(136)	(7,299)
Comprehensive income (loss)
Net income				29,905			366	30,271	29,905	366	30,271
Foreign currency translation adjustment					(11,549)		(167)	(11,716)	(11,549)	(167)	(11,716)
Unrealized holding gains (losses) on available-for- sale securities					(838)			(838)	(838)		(838)
Pension liability adjustment					(405)			(405)	(405)		(405)
Total comprehensive income (loss)									17,113	199	17,312
Ending balance	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

4. Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the year ended March 31, 2010	For the year ended March 31, 2011
Net cash provided by operating activities	57,126	19,617
Net cash used in investing activities	(17,668)	(19,334)
Net cash used in financing activities	(9,114)	(7,355)
Effect of exchange rate changes on cash and cash equivalents	(2,269)	(3,385)

Net change in cash and cash equivalents	28,075	(10,457)
Cash and cash equivalents, beginning of year	34,215	62,290

Cash and cash equivalents, end of year	62,290	51,833

5. Notes on the preconditions for a going concern: None

6. Significant Accounting Policies

(1)	Scope of consolidation and equity method

Number of consolidated subsidiaries: 49

Major subsidiaries are as follows;

Makita U.S.A. Inc., Makita (U.K.) Ltd.,

Makita France SAS, Makita Werkzeug GmbH (Germany), Makita Oy (Finland), Makita Gulf FZE (UAE),

Makita (China) Co., Ltd., Makita (Kunshan) Co., Ltd., Makita (Australia) Pty. Ltd.

(2)	Significant Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Short-term investments and Investments

Makita classifies investments in debt and marketable equity securities as available-for-sale or held-to-maturity securities. Makita does not hold any marketable or investment securities that are bought and held primarily for the purpose of sale in the near term.

2. Inventories

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method.

3. Property, Plant and Equipment and Depreciation

Property, plant and equipment is stated at cost. For the Company, depreciation is computed principally by using the declining-balance method over the estimated useful lives. Most of the subsidiaries have adopted the straight-line method for computing depreciation.

4. Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period that includes the enactment date.

5. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Revenue Recognition

Makita recognizes revenue at the time of delivery or shipment when all of the following conditions are met. (1) The sales price is fixed or determinable, (2) Collectibility is reasonably assured, (3) The title and risk of loss pass to the customer, and (4) Payment terms are established consistent with Makita’s normal payment terms.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

7. Notes to Condensed Consolidated Financial Statements (Unaudited)

Operating segment information

	Yen (millions)
	For the year ended March 31, 2010
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	55,767	109,484	34,547	9,007	37,018	245,823	—	245,823
(2) Inter-segment	33,309	2,809	1,847	57,820	98	95,883	(95,883)	—

Total	89,076	112,293	36,394	66,827	37,116	341,706	(95,883)	245,823

Operating expenses	89,719	99,418	36,034	57,947	34,942	318,060	(102,627)	215,433
Operating income (loss)	(643)	12,875	360	8,880	2,174	23,646	6,744	30,390

	Yen (millions)
	For the year ended March 31, 2011
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	62,194	115,554	37,573	12,365	44,944	272,630	—	272,630
(2) Inter-segment	51,230	3,171	2,979	101,216	116	158,712	(158,712)	—

Total	113,424	118,725	40,552	113,581	45,060	431,342	(158,712)	272,630

Operating expenses	102,905	105,361	38,698	100,575	38,646	386,185	(155,464)	230,721
Operating income (loss)	10,519	13,364	1,854	13,006	6,414	45,157	(3,248)	41,909

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

Short-term investments and Investments

As of March 31, 2010			Yen (millions)
			Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Carrying amount
Short-term investments	Marketable securities:	Corporate debt securities	553	30	—	583	583
		Investments in trusts	4,493	490	3	4,980	4,980
		MMF and FFF	25,700	—	—	25,700	25,700
		Equity securities	951	625	—	1,576	1,576
		Total	31,697	1,145	3	32,839	32,839

	Held-to-maturity securities:	Corporate debt securities	500	—	—	500	500
		Public debt securities (except Government debt securities)	300	1	—	301	300
		Total	800	1	—	801	800
	Total		32,497	1,146	3	33,640	33,639
Investments:	Marketable securities:	Equity securities	7,582	5,066	5	12,643	12,643
		Total	7,582	5,066	5	12,643	12,643

	Held-to-maturity securities:	Corporate debt securities	1,317	—	58	1,259	1,317
		Government debt securities	201	—	—	201	201
		Public debt securities (except Government debt securities)	603	—	2	601	603
		Total	2,121	—	60	2,061	2,121
	Total		9,703	5,066	65	14,704	14,764
In addition to the above securities, Makita holds 402 million yen of non-marketable equity securities (carried at cost).

As of March 31, 2011			Yen (millions)
			Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Carrying amount
Short-term investments	Marketable securities:	Corporate debt securities	588	3	—	591	591
		Investments in trusts	4,990	285	80	5,195	5,195
		MMF and FFF	26,720	—	—	26,720	26,720
		Equity securities	671	277	—	948	948
		Total	32,969	565	80	33,454	33,454
	Held-to-maturity securities:	Corporate debt securities	101	—	—	101	101
		Total	101	—	—	101	101
	Total		33,070	565	80	33,555	33,555
Investments:	Marketable securities:	Equity securities	7,486	4,552	238	11,800	11,800
		Total	7,486	4,552	238	11,800	11,800
	Held-to-maturity securities:	Corporate debt securities	3,964	1	43	3,922	3,964
		Government debt securities	200	1	—	201	200
		Public debt securities (except Government debt securities)	706	1	—	707	706
		Total	4,870	3	43	4,830	4,870
	Total		12,356	4,555	281	16,630	16,670

    In addition to the above securities, Makita holds 399 million yen of non-marketable equity securities (carried at cost).

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

Net sales by product categories

	Yen (millions)				Increase (Decrease)
	For the year ended March 31, 2010		For the year ended March 31, 2011
	Composition ratio		Composition ratio		(%)
Finished goods	208,143	84.7	233,097	85.5	12.0
Parts, repairs and accessories	37,680	15.3	39,533	14.5	4.9

Total net sales	245,823	100.0	272,630	100.0	10.9

Overseas sales by product categories

	Yen (millions)				Increase (Decrease)
	For the year ended March 31, 2010		For the year ended March 31, 2011
	Composition ratio		Composition ratio		(%)
Finished goods	176,660	87.0	198,572	87.6	12.4
Parts, repairs and accessories	26,466	13.0	27,993	12.4	5.8

Total overseas sales	203,126	100.0	226,565	100.0	11.5

Information per share

	Yen
	As of March 31, 2010	As of March 31, 2011
Total Makita Corporation Shareholders’ equity per share	2,157.42	2,229.63

	Yen
	For the year ended March 31, 2010	For the year ended March 31, 2011
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	161.57	217.08

Note:	Net income per share is calculated on the basis of the average number of shares outstanding during the year.

Average number of shares outstanding is as follows:

    For the year ended March 31, 2011:     137,759,272

    For the year ended March 31, 2010:     137,762,051

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the year ended March 31, 2009		For the year ended March 31, 2010		For the year ended March 31, 2011
	(%)		(%)		(%)
Net sales	294,034	(14.2)	245,823	(16.4)	272,630	10.9
Domestic	46,222	(11.4)	42,697	(7.6)	46,065	7.9
Overseas	247,812	(14.7)	203,126	(18.0)	226,565	11.5
Operating income	50,075	(25.3)	30,390	(39.3)	41,909	37.9
Income before income taxes	44,443	(32.9)	33,518	(24.6)	42,730	27.5
Net income attributable to Makita Corporation	33,286	(27.7)	22,258	(33.1)	29,905	34.4
Earning per share (Basic) Net income attributable to Makita Corporation common shareholders (Yen)	236.88		161.57		217.08
Cash dividend per share (Yen)	80.00		52.00		66.00
Dividend payout ratio (%)	33.8		32.2		30.4
Employees	10,412		10,328		12,054

			Yen (millions)
			For the six months ending September 30, 2011 (Forecast)		For the year ending March 31, 2012 (Forecast)
			(%)		(%)
Net sales			141,900	6.0	285,000	4.5
Domestic			22,100	(0.4)	45,500	(1.2)
Overseas			119,800	7.3	239,500	5.7
Operating income			23,000	5.3	45,000	7.4
Income before income taxes			23,400	7.6	45,800	7.2
Net income attributable to Makita Corporation			16,400	8.5	31,900	6.7
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)			119.05		231.57
Cash dividend per share (Yen)			15.00		(Note 3)

Notes:

1.	The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the previous year.
2.

Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2010. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

3.	Regarding our forecast for dividends, refer to page 7.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the year ended March 31, 2009		For the year ended March 31, 2010		For the year ended March 31, 2011
		(%)		(%)		(%)
Japan	46,222	(11.4)	42,697	(7.6)	46,065	7.9
Europe	137,113	(14.5)	109,106	(20.4)	115,977	6.3
North America	42,289	(25.0)	34,509	(18.4)	37,111	7.5
Asia	21,995	(2.8)	18,373	(16.5)	23,073	25.6
Other regions	46,415	(8.9)	41,138	(11.4)	50,404	22.5
Central and South America	16,738	(0.2)	15,228	(9.0)	20,295	33.3
Oceania	13,211	(14.9)	13,116	(0.7)	15,383	17.3
The Middle East and Africa	16,466	(11.9)	12,794	(22.3)	14,726	15.1
Total	294,034	(14.2)	245,823	(16.4)	272,630	10.9
Note:

The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the years presented. Accordingly, it differs from operating segment information on page 15. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ending March 31, 2012 (Forecast)
Yen/U.S. Dollar	100.71	92.89	85.73	83
Yen/Euro	144.07	131.18	113.12	118

4. Production Ratio (unit basis)

	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ended March 31, 2011
Domestic	19.4%	16.8%	14.5%
Overseas	80.6%	83.2%	85.5%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ending March 31, 2012 (Forecast)
Capital expenditures	17,046	10,837	9,742	17,000
Depreciation and amortization	8,887	8,308	7,557	8,500
R&D cost	6,883	6,782	7,283	8,200

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English Translation of “KESSAN TANSHIN” originally issued in Japanese